Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors of SMTC Corporation:

We consent to the incorporation by reference in the registration statement (No. 333-167063) on Form S-8 of SMTC Corporation of our report dated April 14, 2014, with respect to the consolidated balance sheets of SMTC Corporation as of December 29, 2013 and December 30, 2012, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for each of the periods from December 31, 2012 to December 29, 2013, January 2, 2012 to December 30, 2012 and January 3, 2011 to January 1, 2012 and the related financial statement schedule, which report appears in the December 29, 2013 annual report on Form 10-K of SMTC Corporation.

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
April 14, 2014